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                                                                    EXHIBIT 20.1
FOR IMMEDIATE RELEASE
09/14/94
                                                                        CONTACT:
                                                                       BILL IHLE
                                                           BROADWAY STORES, INC.
                                                                  (213) 227-3884

            BROADWAY STORES COMPLETES NEW WORKING CAPITAL FINANCING



LOS ANGELES, CA -- (09/14/94) -- Broadway Stores, Inc. today announced it has completed a two-part program to enhance its working capital financing. The company has completed the sale of $64.0 million of subordinated notes of a wholly-owned subsidiary, Broadway Receivables, Inc., and has extended, by one year, the maturity of its two working capital financing facilities with GE Capital. These facilities total $800.0 million.

The subordinated asset-backed notes were sold in two classes: The first class was $38.0 million of 7.55% Class A notes, due 1999 (rated BBB by Standard & Poor's and Fitch Investors Services). The second class was $26.0 million of 11.00% Class B notes, due 1999 (rated BB by the same two agencies). The effect of the financing is to increase the advance rate on Broadway's receivables to approximately 91.0%.

In conjunction with the issuance of the notes, the company has extended the maturity dates of both working capital facilities from October 1995 to October 1996. The facilities consist of a $575.0 million accounts receivable line and a $225.0 million revolving credit line.

"The new financing provides us with additional working capital resources as we focus on the rebuilding of our business." said David L. Dworkin, president and chief executive officer.

The sale of the notes was not registered under the Securities Act of 1993, as amended, and the notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

Broadway Stores, Inc. (NYSE:BWY) is one of the leading operators of full-line department stores in the Western United States with annual sales in excess of $2.0 billion. It operates 83 department stores under the names The Broadway, Emporium and Weinstocks.

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